HellerEhrman

May 29, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22105.0001.49

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding the Scrip Dividend Scheme in relation to the interim dividend for the six months ended September 30, 2006, dated January 11, 2007; and

(2) The Company's announcement regarding the appointment of independent non-executive director, dated January 8, 2007, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on January 9, 2007.

dw 6/20

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Chow Ming Kuen, Joseph *OBE, JP*
(Chairman and Independent Non-Executive Director)
Lau Ko Yuen, Tom
(Deputy Chairman and Managing Director)
Chan Kwok Keung, Charles
(Non-Executive Director)
Kwok Shiu Keung, Ernest
(Independent Non-Executive Director)
Chan Shu Kin
(Independent Non-Executive Director)
Leung Po Wing, Bowen Joseph *GBS, JP*
(Independent Non-Executive Director)
Li Chang An
(Independent Non-Executive Director)

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

11 January 2007

To the Shareholders

Dear Sir or Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

On 14 December 2006, it was announced that the board of directors of the Company resolved the payment of an interim dividend of HK1.5 cents per share of HK$0.10 each in the capital of the Company ("Share") for the six months ended 30 September 2006, such interim dividend to be paid in cash with an option to elect for new Shares ("Scrip Shares") in lieu of cash, payable to shareholders of the Company ("Shareholders") whose names appeared on the register of members of the Company as at the close of business on 10 January 2007 ("Scrip Dividend Scheme"). The register of members of the Company was closed from 8 January 2007 to 10 January 2007, both dates inclusive, during which period no transfers of shares were permitted to be effected. In order to qualify for the interim dividend, all transfers of shares together with the relevant share certificates must have been lodged with the Company's share registrars in Hong Kong, Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 5 January 2007.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each Shareholder has the choice of receiving:

(a) HK1.5 cents in cash for each existing Share held on 10 January 2007; or

(b) an allotment of Scrip Shares at HK$2.679 per Scrip Share (as determined by the market value stated below) credited as fully paid in lieu of payment of the interim dividend to which such Shareholder is entitled; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 14 December 2006, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 10 January 2007 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher. Since the average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 10 January 2007 was approximately HK$2.82 ("Average Closing Price"), the entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme

shall be determined based on the price of HK$2.679 (which is higher than the par value of Shares), being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

Number of Scrip Shares to be received under the Scrip Dividend Scheme	=	Number of existing Shares held on 10 January 2007 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme	X	$\frac{0.015}{2.679}$

If all Shareholders elect to receive their entitlement in Scrip Shares, based on 1,471,240,166 Shares in issue as at 10 January 2007, not more than 8,237,626 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the interim dividend for the six months ended 30 September 2006. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Form of Election

A form of election is enclosed. **Any Shareholder who wishes to receive only cash in respect of his/her interim dividend entitlement need not complete the form of election. Any Shareholder who wishes to receive Scrip Shares in lieu of cash in respect of his/her interim dividend entitlement, either in whole or in part, must complete the form of election and return it to Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on 26 January 2007. No acknowledgement of receipt of the said form will be issued.**

If you complete the form of election but do not specify the number of Shares in respect of which you elect to receive Scrip Shares, or if you elect to receive Scrip Shares in respect of a greater number of Shares than your registered holding on 10 January 2007, then in either case you will be deemed to have chosen to receive Scrip Shares in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Based on the register of members of the Company as at 10 January 2007 (being the record date for the purpose of determining the Shareholders entitled to the said interim dividend), all of the Shareholders have registered addresses in Hong Kong save that there was one Shareholder in Macau, one Shareholder in Malaysia and one Shareholder in Taiwan.

The directors of the Company have made enquiries with legal advisers in the relevant jurisdictions, and have been advised that there are no restrictions or requirements on the issue of scrip dividend to such overseas Shareholders. Accordingly, these overseas Shareholders will be permitted to participate in the Scrip Dividend Scheme.

The participation in the Scrip Dividend Scheme by the Shareholders in any jurisdiction outside Hong Kong may be affected by laws of the relevant jurisdictions, so Shareholders who are citizens, residents or nationals of jurisdictions outside Hong Kong should inform themselves about, and observe, all applicable legal and regulatory requirements of their relevant jurisdictions. It is the responsibility of any Shareholder not resident in Hong Kong who wishes to participate in the Scrip Dividend Scheme to satisfy himself/herself as to the full observance of all the applicable laws and regulations of any relevant jurisdiction in connection therewith, including obtaining any government or other approval or consent which may be required, complying with any other necessary formality and paying any issue, transfer or other taxes due in respect of such jurisdiction.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and dividend warrants in respect of cash dividends are expected to be sent to Shareholders by post at their risk on or around 9 February 2007. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 9 February 2007, the form of election will be disregarded and the full cash dividend will be paid in the way as described above.

No equity or debt securities of the Company are listed on or dealt in on any other stock exchange and no listing or permission to deal in on any other stock exchange is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 12 February 2007.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give Shareholders the opportunity to increase their investments in the Company at a discount to market value as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that Shareholders receive Scrip Shares, in whole or in part, in respect of the interim dividend, such cash as would otherwise have been paid to Shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive Scrip Shares in lieu of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, are the sole responsibility of each Shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT A LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.**

Yours faithfully,
For and on behalf of
PYI Corporation Limited
Chow Ming Kuen, Joseph *OBE, JP*
Chairman

閣下如對本文件任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

周明權 *OBE, JP* (主席兼獨立非執行董事)
劉高原 (副主席兼董事總經理)
陳國強 (非執行董事)
郭少強 (獨立非執行董事)
陳樹堅 (獨立非執行董事)
梁寶榮 *GBS, JP* (獨立非執行董事)
李昌安 (獨立非執行董事)

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零六年九月三十日止六個月中期股息有關之以股代息計劃

根據二零零六年十二月十四日所公佈，保華集團有限公司(「本公司」)董事局已議決就本公司股本中每股面值0.10港元之股份(「股份」)，派發截至二零零六年九月三十日止六個月之每股1.5港仙中期股息，予二零零七年一月十日營業時間結束時名列本公司股東名冊之股東(「股東」)，派息將以現金方式支付，並附有收取新股份(「代息股份」)以代替現金之選擇權(「以股代息計劃」)。本公司已由二零零七年一月八日至二零零七年一月十日(包括首尾兩日)暫停辦理股份過戶登記手續，在上述期間不再登記股份之轉讓。為獲派中期股息，所有股份過戶文件，連同有關股票已按規定於二零零七年一月五日送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取中期股息：

(a) 於二零零七年一月十日每持有一股現有之股份獲付1.5港仙之現金；或

(b) 按每股代息股份2.679港元(按下文所述市值計算)獲配發入賬列為繳足之代息股份，以取代股東有權收取之中期股息款項；或

(c) 合併上文部份(a)與部份(b)之方式。

根據二零零六年十二月十四日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零七年一月十日止連續三個交易日每股股份於香港聯合交易所有限公司(「聯交所」)之平均收市價減以此每股平均價百分之五之折讓，或股份面值(兩者以較高者為準)而計算。由於截至二零零七年一月十日止連續三個交易日每股股份在聯交所之平均收市價約為2.82港元(「平均收市價」)，股東根據以股代

* 僅資識別

息計劃應得之代息股份按市值2.679港元(較股份面值高)計算，即平均收市價減以百分之五之折讓。因此，每位股東根據以股代息計劃將可收取之代息股份數目，將按以下公式計算：

根據以股代息計劃將收取之代息股份數目	=	於二零零七年一月十日在以股代息計劃中選擇收取股份作為股息之現有股份數目	X	$\frac{0.015}{2.679}$

假如所有股東選擇收取其應得之代息股份，根據於二零零七年一月十日之1,471,240,166股已發行股份計算，則按以股代息計劃最多發行8,237,626股代息股份。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益，惟無權享有截至二零零六年九月三十日止六個月之中期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

選擇表格

茲隨附上選擇表格。**任何股東如欲全部以現金收取應得之中期股息，將毋須填寫選擇表格。任何股東如欲全部或部份收取代息股份以代替現金作為中期股息，須將選擇表格填妥，最遲須於二零零七年一月二十六日下午四時送達秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥選擇表格但未註明選擇收取代息股份之股數，又或選擇收取代息股份之股數較於二零零七年一月十日　閣下名下登記持有者為多，則在此任何一種情況下，　閣下將被視作已選擇全部收取代息股份作為　閣下當時名下全部股份應得之中期股息。

海外股東

根據於二零零七年一月十日(為記錄日期以決定可收取中期股息之股東)本公司之股東名冊所載，本公司股東之登記地址，除一名位於澳門、一名位於馬來西亞及一名位於台灣外，其餘所有股東之登記地址均位於中華人民共和國香港特別行政區(「香港」)。

本公司董事經諮詢各有關司法權區之法律顧問之意見後，獲悉並不存在向該等海外股東發行代息股份之限制或規定，因此，該等海外股東將獲准參與以股代息計劃。

在香港以外司法權區之股東參與以股代息計劃，可能會受到有關司法權區之法例影響。倘股東為香港以外司法權區之公民、居民或國民，應自行了解及遵守有關司法權區之任何適用法例及規例之規定。非香港居民之股東如欲參與以股代息計劃，須自行完全遵守有關司法權區在此方面之所有適用法例及規例，包括獲得任何可能需要之政府或其他批准或同意或辦理其他必需之手續，並支付該司法權區之任何發行或過戶費用或其他應繳稅項。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。中期股息之代息股份股票及現金股息之股息單預期於二零零七年二月九日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。當　閣下收到將予發行代息股份之有關股票後，可以買賣。倘於二零零七年二月九日前代息股份並未獲准上市(儘管此情況不大可能出現)，選擇表格將不予理會，而全數之現金股息將按上述方式派付。

並無本公司之股本或債務證券在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於二零零七年二月十二日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格，增加在本公司之投資，且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利，因為倘若股東全部或部份選擇收取代息股份作為中期股息，原應派發予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取代息股份以代替現金是否對　閣下有利，將視乎　閣下本身之情況而定，就此而作出之決定及由此而引致之後果均須由各股東自負責任。　**閣下如對應採取之行動有任何疑問，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師及其他專業顧問。**

此致

本公司列位股東　台照

代表
保華集團有限公司
主席
周明權*OBE, JP*
謹啟

二零零七年一月十一日

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Li Chang An has been appointed an independent non-executive director of PYI effective on 8 January 2007.

The board of directors (the "Board") of PYI Corporation Limited ("PYI") is pleased to announce that Mr. Li Chang An has been appointed an independent non-executive director of PYI effective on 8 January 2007.

Mr. Li Chang An, aged 71, was the Vice Secretary of Shangdong Provincial Party Committee from 1983 to 1987. He was further appointed the Governor of Shangdong Province in June 1985. Between 1987 and 1993, he was the Deputy Secretary-General of the State Council. Mr. Li was elected an alternate member of the Eleventh CPC Central Committee and a member of the Twelfth CPC Central Committee.

Mr. Li was the executive vice chairman of China Poly Group Corporation from 1993 to 2001. He was also the chairman of the board of China Orient Telecomm Satellite Company, Limited from 1995 to 2003.

Mr. Li did not hold any directorships in any listed public companies in the last three years, and he does not hold any positions with PYI or any member of PYI's group of companies.

Mr. Li is not connected with any directors, senior management or substantial and controlling shareholders of PYI, and he does not have any interests in the shares of PYI within the meaning of Part XV of the Securities and Futures Ordinance. He has not entered into any service contract with PYI and he is subject to retirement and re-election in accordance with the bye-laws of PYI. Pursuant to the bye-laws of PYI, Mr. Li will retire at the PYI's next following special general meeting or annual general meeting, whichever is the earlier, and will be eligible for re-election at that meeting. He is entitled to a director's fee, currently being HK$300,000 per annum, for the performance of his duties as an independent non-executive director. Such remuneration, determined by the Board as authorised by shareholders at PYI's 2006 Annual General Meeting, was with reference to prevailing market conditions and having regard to the nature of the Board works, workload and the requisite time spent by an independent non-executive director on the Board activities.

Save as disclosed above, Mr. Li is not aware of any other matters that need to be brought to the attention of the shareholders of PYI nor is there any information to be disclosed by PYI pursuant to any of the requirements under the provisions of Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to extend its warmest welcome to Mr. Li for joining PYI.

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	: *Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	: *Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	: *Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	: *Independent Non-Executive Director*
Mr. Chan Shu Kin	: *Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	: *Independent Non-Executive Director*
Mr. Li Chang An	: *Independent Non-Executive Director*

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 8 January 2007.

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

委任獨立非執行董事

李昌安先生已於二零零七年一月八日起獲委任為保華之獨立非執行董事。

保華集團有限公司(「保華」)董事會(「董事會」)欣然宣布，李昌安先生已於二零零七年一月八日起獲委任為保華之獨立非執行董事。

李昌安先生，71歲，於1983年至1987年期間出任山東省委副書記，並於1985年6月起兼任山東省省長，在1987年至1993年期間出任國務院副秘書長。李先生曾當選為中共11屆中央候補委員及12屆中央委員。

李先生於1993年至2001年間擔任中國保利集團公司常務副董事長，並於1995年至2003年間曾為中國東方通信衛星有限公司董事長。

李先生於過去三年內並無擔任任何上市公司之董事，亦概無擔任保華或其任何附屬公司之任何其他職位。

李先生與保華之任何董事、高級管理層或主要及控股股東概無任何關連，亦無持有任何證券及期貨條例第XV部所述之保華股份權益。他與保華並無訂立任何服務合約，惟須根據保華之公司細則退任及膺選連任。按照保華之公司細則，李先生將於保華未來將要舉行之股東特別大會或股東週年大會上(兩者以較先舉行者為准)退任，並將符合資格於該大會上膺選連任。他可就履行獨立非執行董事之職責有權收取董事袍金(現時為每年300,000港元)。上述酬金由股東於保華二零零六年股東週年大會上批准後由董事局釐定，乃經參考當時之市場情況，並考慮到董事局之工作、工作量及獨立非執行董事參與董事局事務所須時間。

除上述披露者外，李先生並不知悉任何須知會保華股東之其他事項，或根據香港聯合交易所有限公司證券上市規則第13.51(2)(h)至13.51(2)(v)條之條文中任何規定保華須予披露之任何資料。

董事會謹此衷心歡迎李先生加入保華。

於本公布日期，董事局成員包括：

周明權博士 *OBE, JP*	主席(獨立非執行董事)
劉高原先生	副主席兼董事總經理
陳國強博士	非執行董事
郭少強先生	獨立非執行董事
陳樹堅先生	獨立非執行董事
梁寶榮先生 *GBS, JP*	獨立非執行董事
李昌安先生	獨立非執行董事

承董事局命
保華集團有限公司
黃麗堅
公司秘書

香港，二零零七年一月八日

* 僅供識別